UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. ___________)*

Veeva Systems Inc.

(Name of Issuer)

Class A common stock

(Title of Class of Securities)

922475108

(CUSIP Number)

March 26, 2014

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[ X ] Rule 13d-1(b)

[ X ] Rule 13d-1(c)

[ ] Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1

CUSIP 922475108

1.	Names of Reporting Persons. Criterion Capital Management, LLC

2. Check the Appropriate Box if a Member of a Group (See Instructions)

(a)

(b) X

3. SEC Use Only

4. Citizenship or Place of Organization California

Number of Shares Beneficially Owned by Each Reporting Person With:	5. Sole Voting Power 0
6. Shared Voting Power 4,396,374
7. Sole Dispositive Power 0
8. Shared Dispositive Power 4,396,374

9. Aggregate Amount Beneficially Owned by Each Reporting Person 4,396,374

10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See
Instructions) ______

11. Percent of Class Represented by Amount in Row (9) 15.8%

12. Type of Reporting Person (See Instructions) IA, OO

2

CUSIP 922475108

1.	Names of Reporting Persons. Christopher H. Lord

2. Check the Appropriate Box if a Member of a Group (See Instructions)

(a)

(b) X

3. SEC Use Only

4. Citizenship or Place of Organization U.S.A.

Number of Shares Beneficially Owned by Each Reporting Person With:	5. Sole Voting Power 0
6. Shared Voting Power 4,396,374
7. Sole Dispositive Power 0
8. Shared Dispositive Power 4,396,374

9. Aggregate Amount Beneficially Owned by Each Reporting Person 4,396,374

10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See
Instructions) ______

11. Percent of Class Represented by Amount in Row (9) 15.8%

12. Type of Reporting Person (See Instructions) HC, IN

3

CUSIP 922475108

1.	Names of Reporting Persons. David Riley

2. Check the Appropriate Box if a Member of a Group (See Instructions)

(a)

(b) X

3. SEC Use Only

4. Citizenship or Place of Organization U.S.A.

Number of Shares Beneficially Owned by Each Reporting Person With:	5. Sole Voting Power 0
6. Shared Voting Power 4,396,374
7. Sole Dispositive Power 0
8. Shared Dispositive Power 4,396,374

9. Aggregate Amount Beneficially Owned by Each Reporting Person 4,396,374

10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See
Instructions) ______

11. Percent of Class Represented by Amount in Row (9) 15.8%

12. Type of Reporting Person (See Instructions) HC, IN

4

CUSIP 922475108

1.	Names of Reporting Persons. Tomoko Fortune

2. Check the Appropriate Box if a Member of a Group (See Instructions)

(a)

(b) X

3. SEC Use Only

4. Citizenship or Place of Organization U.S.A.

Number of Shares Beneficially Owned by Each Reporting Person With:	5. Sole Voting Power 0
6. Shared Voting Power 4,396,374
7. Sole Dispositive Power 0
8. Shared Dispositive Power 4,396,374

9. Aggregate Amount Beneficially Owned by Each Reporting Person 4,396,374

10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See
Instructions) ______

11. Percent of Class Represented by Amount in Row (9) 15.8%

12. Type of Reporting Person (See Instructions) HC, IN

5

CUSIP 922475108

1.	Names of Reporting Persons. Criterion Horizons Master Fund GP, Ltd.

2. Check the Appropriate Box if a Member of a Group (See Instructions)

(a)

(b) X

3. SEC Use Only

4. Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With:	5. Sole Voting Power 0
6. Shared Voting Power 2,010,042
7. Sole Dispositive Power 0
8. Shared Dispositive Power 2,010,042

9. Aggregate Amount Beneficially Owned by Each Reporting Person 2,010,042

10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See
Instructions) ______

11. Percent of Class Represented by Amount in Row (9) 7.3%

12. Type of Reporting Person (See Instructions) HC, CO

6

CUSIP 922475108

1.	Names of Reporting Persons. Criterion Capital Partners Master Fund GP, Ltd.

2. Check the Appropriate Box if a Member of a Group (See Instructions)

(a)

(b) X

3. SEC Use Only

4. Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With:	5. Sole Voting Power 0
6. Shared Voting Power 1,956,317
7. Sole Dispositive Power 0
8. Shared Dispositive Power 1,956,317

9. Aggregate Amount Beneficially Owned by Each Reporting Person 1,956,317

10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See
Instructions) ______

11. Percent of Class Represented by Amount in Row (9) 7.1%

12. Type of Reporting Person (See Instructions) HC, CO

7

CUSIP 922475108

1.	Names of Reporting Persons. Criterion Vista Master Fund GP, Ltd.

2. Check the Appropriate Box if a Member of a Group (See Instructions)

(a)

(b) X

3. SEC Use Only

4. Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With:	5. Sole Voting Power 0
6. Shared Voting Power 430,015
7. Sole Dispositive Power 0
8. Shared Dispositive Power 430,015

9. Aggregate Amount Beneficially Owned by Each Reporting Person 430,015

10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See
Instructions) ______

11. Percent of Class Represented by Amount in Row (9) 1.6%

12. Type of Reporting Person (See Instructions) HC, CO

8

CUSIP 922475108

1.	Names of Reporting Persons. Criterion Horizons Master Fund, L.P.

2. Check the Appropriate Box if a Member of a Group (See Instructions)

(a)

(b) X

3. SEC Use Only

4. Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With:	5. Sole Voting Power 0
6. Shared Voting Power 2,010,042
7. Sole Dispositive Power 0
8. Shared Dispositive Power 2,010,042

9. Aggregate Amount Beneficially Owned by Each Reporting Person 2,010,042

10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See
Instructions) ______

11. Percent of Class Represented by Amount in Row (9) 7.3%

12. Type of Reporting Person (See Instructions) PN

9

CUSIP 922475108

1.	Names of Reporting Persons. Criterion Capital Partners Master Fund, L.P.

2. Check the Appropriate Box if a Member of a Group (See Instructions)

(a)

(b) X

3. SEC Use Only

4. Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With:	5. Sole Voting Power 0
6. Shared Voting Power 1,956,317
7. Sole Dispositive Power 0
8. Shared Dispositive Power 1,956,317

9. Aggregate Amount Beneficially Owned by Each Reporting Person 1,956,317

10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See
Instructions) ______

11. Percent of Class Represented by Amount in Row (9) 7.1%

12. Type of Reporting Person (See Instructions) PN

10

CUSIP 922475108

Item 1.

(a) Name of Issuer

Veeva Systems Inc.

(b) Address of Issuer’s Principal Executive Offices

4637 Chabot Drive, Suite 210, Pleasanton, CA 94588

Item 2.

(a) and (b) The names of the persons filing this statement (collectively, the “Filers”) are:

Criterion Capital Management, LLC (“Criterion”);

Christopher H. Lord;

David Riley; and

Tomoko Fortune;

whose principal business office is located at:

4 Embarcadero Center, 34th Floor

San Francisco, CA 94111

and

Criterion Horizons Master Fund GP, Ltd. (“Horizons GP”);

Criterion Capital Partners Master Fund GP, Ltd. (“Partners GP”);

Criterion Vista Master Fund GP, Ltd. (“Vista GP”);

Criterion Horizons Master Fund, L.P. (“Horizons Master Fund”); and
Criterion Capital Partners Master Fund, L.P. (“Partners Master Fund”);

whose principal business office is located at:

c/o Walkers Corporate Services Limited
Walker House, 87 Mary Street
George Town
Grand Cayman KY1-9005
Cayman Islands.

(c)	For citizenship of Filers, see Item 4 of the cover sheet for each Filer.

(d)	This statement relates to shares of Class A common stock of the Issuer (the “Stock”).

(e)	The CUSIP number of the Issuer is: 922475108
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CUSIP 922475108

Item 3. If this statement is filed pursuant to rule 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a) [ ] Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

(b) [ ] Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

(c) [ ] Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

(d) [ ] Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

(e) [ X ] An investment adviser in accordance with section 240.13d-1(b)(1)(ii)(E).

(f) [ ] An employee benefit plan or endowment fund in accordance with section 240.13d-1(b)(1)(ii)(F).

(g) [ X ] A parent holding company or control person in accordance with 240.13d-1(b)(1)(ii)(G)

(h) [ ] A savings association as defined in section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813).

(i) [ ] A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3).

(j) [ ] A non-U.S. institution in accordance with §240.13d-1(b)(ii)(J).

(k) [ ] Group, in accordance with Rule 13d-1(b)(1)(ii)(K).

If filing as a non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J), please specify the type of institution _______________________________________________________________.

Item 4. Ownership.

See Items 5-9 and 11 of the cover page for each Filer.

Item 5. Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ].

Item 6. Ownership of More than Five Percent on Behalf of Another Person.

Criterion is the general partner and investment adviser of investment limited partnerships and the investment adviser of other investment funds that have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Stock. Horizons GP, Partners GP and Vista GP are the general partners of investment funds of which Criterion is the investment adviser. The directors of Horizons GP, Partners GP and Vista GP are Philip Cater and John Ackerley. Horizons GP is the general partner of Horizons Master Fund and Partners GP is the general partner of Partners Master Fund. Other than Horizons Master Fund and Partners Master Fund, no individual partnership’s or fund’s holdings of the Stock are more than five percent of the outstanding Stock.

12

CUSIP 922475108

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

Not applicable.

Item 8. Identification and Classification of Members of the Group.

The Filers are filing this Schedule 13G jointly, but not as members of a group, and each expressly disclaims membership in a group. Criterion is a registered investment adviser and is the investment adviser of investment funds that hold the Stock for the benefit of the investors in those funds, including Horizons Master Fund and Partners Master Fund. Mr. Lord, Mr. Riley and Ms. Fortune are Criterion’s members and its portfolio managers. Each Filer disclaims beneficial ownership of the Stock, except to the extent of that Filer’s pecuniary interest therein. In addition, the filing of this Schedule 13G on behalf of Horizons Master Fund and Partners Master Fund should not be construed as an admission that either of them is, and each disclaims that it is, a beneficial owner, as defined in Rule 13d-3 under the Securities Exchange Act of 1934, of any of the Stock covered by this Schedule 13G.

Item 9. Notice of Dissolution of Group

Not applicable.

Item 10. Material to Be Filed as Exhibits

Agreement Regarding Joint Filing of Statement on Schedule 13D or 13G.

Certification of Criterion, Mr. Lord, Mr. Riley, Ms. Fortune, Horizons GP, Partners GP and Vista GP:

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Certification of Horizons Master Fund and Partners Master Fund:

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

13

CUSIP 922475108

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: April 4, 2014

Criterion Capital Management, LLC By: /s/ David Riley, Partner	Criterion Horizons Master Fund GP, Ltd. By: /s/ John Ackerley, Director
Criterion Capital Partners Master Fund GP, Ltd. By: /s/ John Ackerley, Director	Criterion Vista Master Fund GP, Ltd. By: /s/ John Ackerley, Director
Criterion Horizons Master Fund, L.P. By: Criterion Horizons Master Fund GP, Ltd. By: /s/ John Ackerley, Director	Criterion Capital Partners Master Fund, L.P. By: Criterion Capital Partners Master Fund GP, Ltd. By: /s/ John Ackerley, Director
/s/ Christopher H. Lord	/s/ David Riley
/s/ Tomoko Fortune

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CUSIP 922475108

EXHIBIT A

AGREEMENT REGARDING JOINT FILING

OF STATEMENT ON SCHEDULE 13D OR 13G

The undersigned agree to file jointly with the Securities and Exchange Commission (the “SEC”) any and all statements on Schedule 13D or Schedule 13G or Forms 3, 4 or 5(and any amendments or supplements thereto) required under section 13(d) and 16(a) of the Securities Exchange Act of 1934, as amended, in connection with purchases by the undersigned of the securities of any issuer. For that purpose, the undersigned hereby constitute and appoint Criterion Capital Management, LLC, a California limited liability company, as their true and lawful agent and attorney-in-fact, with full power and authority for and on behalf of the undersigned to prepare or cause to be prepared, sign, file with the SEC and furnish to any other person all certificates, instruments, agreements and documents necessary to comply with section 13(d) and section 16(a) of the Securities Exchange Act of 1934, as amended, in connection with said purchases, and to do and perform every act necessary and proper to be done incident to the exercise of the foregoing power, as fully as the undersigned might or could do if personally present.

Dated: April 4, 2014

Criterion Capital Management, LLC By: /s/ David Riley, Partner	Criterion Horizons Master Fund GP, Ltd. By: /s/ John Ackerley, Director
Criterion Capital Partners Master Fund GP, Ltd. By: /s/ John Ackerley, Director	Criterion Vista Master Fund GP, Ltd. By: /s/ John Ackerley, Director
Criterion Horizons Master Fund, L.P. By: Criterion Horizons Master Fund GP, Ltd. By: /s/ John Ackerley, Director	Criterion Capital Partners Master Fund, L.P. By: Criterion Capital Partners Master Fund GP, Ltd. By: /s/ John Ackerley, Director
/s/ Christopher H. Lord	/s/ David Riley
/s/ Tomoko Fortune